CAVU BIOTHERAPIES, INC

Houston, Texas

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Steven R. Umbach, CPA

Hamilton, Ohio

Independent Accountant's Review Report

Board of Directors

CAVU Biotherapies, Inc.

I have reviewed the accompanying financial statements of CAVU Biotherapies, Inc. which comprise the balance sheet as of December 31, 2016 and the related statements of income, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. I believe that the results of my procedures provide a reasonable basis for my conclusion.

The Company is considered to be in the development stage as of December 31, 2016, as defined by the Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC 915. In this regard, there are uncertainties as to the Company's ability to continue in business as a going concern.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Steven R. Umbach, CPA

Steven R. Umbach, CPA

February 15, 2016

CAVU BIOTHERAPIES, INC
BALANCE SHEETS
DECEMBER 31, 2016

ASSETS

		2016
CURRENT ASSETS		
Cash and cash equivalents	$	6,419
Accounts receivable		-
Total current assets		6,419
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		-
TOTAL ASSETS	$	6,419

LIABILITIES AND STOCKHOLDERS' EQUITY

		2016
CURRENT LIABILITIES		
Accounts payable	$	56,713
Income tax payable		4,500
Total current liabilities		61,213
LONG-TERM LIABILITIES		
Notes payable		6,000
Total long-term liabilities		6,000
STOCKHOLDERS' EQUITY		
Common stock, $.00001 par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding		6
Preferred stock, $.00001 par value; 500,000 shares authorized		-
Additional paid-in capital		41,748
Retained Earnings		(102,548)
Total stockholders' equity		(60,794)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	6,419

CAVU BIOTHERAPIES, INC
STATEMENT OF INCOME AND RETAINED EARNINGS
DECEMBER 31, 2016

	2016
NET SALES	$ -
COST OF SALES	-
Gross profit	-
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	91,943
Earnings (loss) from operations	(91,943)
OTHER INCOME (EXPENSE)	
Other income	30,000
Interest	(535)
Net other income (expense)	29,465
Earnings (loss) before income taxes	(62,478)
PROVISION FOR INCOME TAXES (BENEFIT)	4,500
NET EARNINGS (LOSS)	(66,978)
RETAINED EARNINGS, BEGINNING OF YEAR	(35,570)
STOCKHOLDER DISRIBUTIONS	-
RETAINED EARNINGS, END OF YEAR	(102,548)

CAVU BIOTHERAPIES, INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

	2016
CASH FLOW FROM OPERATING ACTIVITIES	
Net earnings (loss)	$ (66,978)
Adjustments to reconcile net earnings (loss) to net	-
cash provided by (used in) operating activities:	
Accounts payable	42,314
Income tax payable	4,500
Net cash provided by (used in) operating activities	(20,164)
CASH FLOW FROM INVESTING ACTIVITIES	
Notes payable	6,000
Net cash provided by (used in) investing activities	6,000
CASH FLOW FROM FINANCING ACTIVITIES	
Stockholder capital contribution	20,583
Net cash provided by (used in) financing activities	20,583
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,419
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ -
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,419

CAVU BIOTHERAPIES, INC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2016

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization</u>

CAVU Biotherapies, Inc. (the Company) was incorporated on July 22nd, 2015, under the laws of the State of Delaware. The principal activities of the Company are providing veterinarian and human oncolytic lymphotherapy solutions, through immunological services. The Company is also registered to do business in Texas.

<u>Developmental Stage</u>

The company is currently in the development stage and all costs incurred while in the development stage are expensed through December 31, 2016.

<u>Use of Estimates in Preparing Financial Statements</u>

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting periods. Accrual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company considers all investment instruments purchased with an original maturity of three months or less to be cash equivalents. The Company, in the normal course of business, may periodically maintain checking, savings and certificate of deposit account balances exceeding the Federal Deposit Insurance Corporation's insurance coverage limits. Management believes there are no unusual risks associated with current depositing institutions.

<u>Accounts Receivable</u>

Accounts Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual accounts, historical collection information, existing economic conditions, and industry practice. Balances that are delinquent and still outstanding after management has used reasonable collection efforts are written off through a charge to valuation allowance and a credit to trade accounts receivables. No accounts receivable has been recorded as of December 31, 2016.

CAVU BIOTHERAPIES, INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using straight-line method over estimated lives, which range from 3 to 30 years. Maintenances and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. No property and equipment has been acquired as of December 31, 2016.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenue Recognition

Revenue is recognized when earned and realizable, through the performance of services and transfer of goods. No revenue has been recognized as of December 31, 2016.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company is a corporation and subject to income, franchise, and net worth taxes at the entity level. The Company records a provision for income taxes.

For income tax purposes, the Company has elected to capitalize and amortize its costs incurred while in the development stage as start-up and organizational costs incurred over 180 months, beginning in the month in which the trade or business begins.

Sales Taxes

Various states, local municipalities and districts within the states may impose a sales tax on the company's sales to non-exempt customers. The Company collects sales tax from customer and remits the entire amount to the state. The Company's accounting policy is to exclude the tax collected and remitted to the state from revenue and cost of sales. No sales tax has been assessed or collected as of December 31, 2016.

CAVU BIOTHERAPIES, INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 2 PATENT COSTS

The Company has filed patent applications and has incurred expenses for the registration, documentation and legal fees associated with applying for and obtaining the patent. While Management believes the patents could have a probable future economic benefit, it has chosen to not capitalize and amortize the patent legal costs while in the development stage.

NOTE 3 OTHER INCOME OR EXPENSE

The Company was an applicant and regional grand prize winner in the Comcast Business Community Innovations for Entrepreneurs Contest in 2016, and was awarded $30,000 as one of the selected business start-ups. This income received was classified as Other Income.

NOTE 4 INCOME TAXES

The Company has recorded a provision for income taxes in the amount of $4,500 at December 31, 2016.

Current Tax Expense (Benefit)	$ 4,500
Deferred Tax Expense (Benefit)	-
Total Tax Expense (Benefit	$ 4,500

The Company has placed a full valuation allowance on the deferred tax asset for capitalized costs while in the development stage at December 31, 2016.

Non-Current Deferred Tax Asset	$ 32,012
Valuation Allowance	(32,012)
Net Deferred Tax Asset	$ -

NOTE 5 SELLING, GENERAL, AND ADMINISTRATIVE COSTS

The Company has incurred costs for various legal and professional services while operating in the development stage, which made up the majority of the selling, general, and administrative costs at December 31, 2016, as follows:

Legal and professional fees	$ 54,317
Contractors and consultants	12,000
Advertising, marketing, and promotional costs	8,197
Other selling, general, and administrative costs	17,429
Total selling, general, and administrative costs	$ 91,943

CAVU BIOTHERAPIES, INC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 6 DEVELOPMENT STAGE AND GOING CONCERN

The Company's activities since inception have consisted principally of acquiring product and technology rights, raising capital, and performing research and development. Accordingly, the Company is considered to be in the development stage as of December 31, 2016, as defined by the Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC 915. Successful completion of the Company's development programs and, ultimately, the attainment of profitable operations are dependent on future events, including, among other things, its ability to access potential cellular immunotherapy markets; secure financing, develop a customer base; attract, retain and motivate qualified personnel; and develop strategic alliances. From inception to December 31, 2016, the Company has been funded by equity and debt financings. Although management believes that the Company will be able to successfully fund its operations, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

The Company expects to continue to incur losses over the next several years during its development phase. To fully execute its business plan, the Company will need to complete certain research and development activities and clinical studies. Further, the Company's product candidates will require regulatory approval prior to commercialization. These activities may span many years and require substantial expenditures to complete and may ultimately be unsuccessful. Any delays in completing these activities could adversely impact the Company. The Company plans to meet its capital requirements primarily through issuances of debt and equity securities, securing non-dilutive funding and, in the longer term, by generating revenue from immunological services.

NOTE 7 SUBSEQUENT EVENTS

Management evaluated subsequent events through February 15, 2017, the date the financial statements were available to be issues. Events or transactions occurring after December 31, 2016, but before February 15, 2017, that provided additional evidence about conditions that existed at December 31, 2016, have been recognized in the financial statements for the year ended December 31, 2016. Events or transactions that provided evidence about conditions that did not exist at December 31, 2016, but arose before the financial statements were available to be issues have not been recognized in the financial statements for the year ended December 31, 2016.